May 10, 2022

Heather Clark and Claire Erlanger

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rambus Inc.

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished February 7, 2022

File No. 000-22339

Ladies and Gentlemen:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated April 27, 2022 to Rambus Inc. (the “Company”, “Rambus”, “our” or “we”). For ease of reference, the text of the Staff’s comment has been provided herein in italics and the Company’s response follows.

Form 8-K furnished February 7, 2022

Exhibit 99.1

Non-GAAP Financial Information, page 3

1.

The first paragraph of your Non-GAAP Financial Information section on page 3 refers only to two Non-GAAP measures – operating costs and expenses, and interest and other income (expense), net. However, we note the table on the top of page 2, which is titled “Quarterly Financial Review- Non-GAAP (including operational metric), lists eight measures. In this regard, please refrain from identifying items as Non-GAAP that have no adjustments to GAAP measures. We note that the amounts in the table for product revenue, contract and other revenue, cost of contract and other revenue, and diluted share count are unchanged from the GAAP amounts on the first page of your earnings release. Please revise your table to clearly disclose the nature of any measures that are Non-GAAP in order to differentiate them from the GAAP amounts. Also, please revise the section on page 3 to include narrative disclosure on the Non-GAAP measure cost of product revenue as well as fully explaining the metric licensing billings and its related adjustments.

Response:

We respectfully advise the Staff that the Company will clearly disclose the nature of all measures in the table referenced in the comment to clearly identify if they are either a GAAP measure, a Non-GAAP measure or an operational metric. We have conformed this presentation in the Company’s latest Current Report on Form 8-K filed on May 2, 2022 and will continue to do so in future filings. Please see table below. We have also provided a full explanation for the licensing billings operational metric and its related adjustments as noted in footnote 2 of the table below.

Quarterly Financial Review - Supplemental Information(1)	Three Months Ended March 31,
(In millions)	2022	2021
Licensing billings (operational metric) (2)	$64.1	$63.5
Product revenue (GAAP)	$48.0	$30.8
Contract and other revenue (GAAP)	$20.6	$10.7
Non-GAAP cost of product revenue	$18.3	$11.3
Cost of contract and other revenue (GAAP)	$0.6	$1.6
Non-GAAP total operating expenses	$56.0	$45.3
Non-GAAP interest and other income (expense), net	$(0.3)	$(0.6)
Diluted share count (GAAP)	113	116

(1)	See “Supplemental Reconciliation of GAAP to Non-GAAP Results” table included below.
(2)

Licensing billings is an operational metric that reflects amounts invoiced to our licensing customers during the period, as adjusted for certain differences relating to advanced payments for variable licensing agreements.

Additionally, the Company has included in its latest Current Report on Form 8-K filed on May 2, 2022 and will continue to do so in future filings, the Non-GAAP Financial Information narrative to include cost of product revenue in the disclosure.

***

Please contact the undersigned at (408) 462-8000 if you have any questions or require further information regarding this matter.

Very truly yours,
/s/ Keith Jones
Keith Jones,
Vice President, Finance and
Interim Chief Financial Officer
Rambus Inc.

cc:	Luc Seraphin, Chief Executive Officer, Rambus Inc.

John Shinn, Senior Vice President, General Counsel & Secretary, Rambus Inc.

Meera Rao, Chairperson of the Audit Committee of the Board of Directors, Rambus Inc.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Mandy Dhillon, PricewaterhouseCoopers LLP